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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------

                                EKCO GROUP, INC.
                           (Name of Subject Company)

                            EG TWO ACQUISITION CORP.
                             CCPC ACQUISITION CORP.

                                      AND

                                  BORDEN, INC.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                      AND
      SERIES B ESOP CONVERTIBLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   282636109
                         (CUSIP Number of Common Stock)

                          WILLIAM F. STOLL, JR., ESQ.
                                  BORDEN, INC.
                             180 EAST BROAD STREET
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 225-4313
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:

                             DAVID J. SORKIN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE**
                        $158,560,619                                                   $31,712.12

* For purposes of calculating the filing fee only, based on the offer to purchase all of the outstanding shares of Common Stock (including the associated preferred stock purchase rights) of the Subject Company at a purchase price of $7.00 cash per share, assuming a maximum of 19,189,818 shares outstanding and 2,529,802 options outstanding and all of the outstanding shares of Series B ESOP Convertible Preferred Stock at a purchase price of $7.00 per share, assuming 931,897 shares outstanding.

**  1/50 of 1% of Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

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    This Tender Offer Statement on Schedule 14D-1 relates to the offer by EG Two
Acquisition Co., a Delaware corporation (the "Purchaser"), and a subsidiary of CCPC Acquisition Corp., a Delaware corporation (the "Parent"), and an affiliate of Borden, Inc., a New Jersey corporation ("Borden"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock") including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated March 27, 1987, as amended on June 9, 1988, January 10, 1989, March 23, 1992 and December 22, 1992 and as amended and restated as of March 21, 1997 and as amended on August 4, 1999 (as so amended, the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as rights agent (the "Rights Agent"), and all of the outstanding shares of Series B ESOP Convertible Preferred Stock, par value $0.01 per share ("the ESOP Preferred Stock", and together with the Common Stock, the "Shares"), of EKCO Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share (including, if applicable, the associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 11, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2).

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is Ekco Group, Inc. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The exact title of the classes of equity securities being sought in the Offer are (i) the Common Stock, par value $0.01 per share and (ii) the Series B ESOP Convertible Preferred Stock, par value $0.01 per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; No Cash Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by the Purchaser, the Parent and Borden. The information set forth in Section 8 ("Certain Information Concerning the Purchaser, the Parent and Borden") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

    (e) and (f) During the last five years, none of the Purchaser, the Parent or Borden, nor, to the best knowledge of the Purchaser, the Parent or Borden, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 8 ("Certain Information Concerning the Purchaser, the Parent, and Borden") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 8 of the Offer to Purchase, since January 3, 1996, there have been no transactions which would be required to be disclosed under this Item 3(a) between any of the Purchaser, the Parent or Borden, or, to the best knowledge of the the Purchaser, the Parent and Borden, any of the persons listed in Schedule I to the Offer to Purchase and the Company or any of its executive offices, directors or affiliates.

                                       2
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    (b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser, the Parent and Borden") and Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; Guarantee") and
Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 8, 10, 11 and 12 of the Offer to Purchase, since January 3, 1996, there have been no contacts, negotiations or transactions which would be required to be disclosed under Item 3(b) between any of the Purchaser, the Parent, Borden or any of their respective subsidiaries or, to the best knowledge of the Purchaser, the Parent and Borden, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b)The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g)The information set forth in the Introduction, Section 6 ("Price Range of Shares; No Cash Dividends"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; Guarantee"),
Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") and Section 14 ("Effect of the Offer on the Market for the Shares, American Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser, the Parent and Borden") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 8 of the Offer to Purchase, none of the Purchaser, the Parent or Borden, nor, to the best knowledge of the Purchaser, the Parent and Borden, any of the persons listed in Schedule I to the Offer to Purchase or any associate or majority-owned subsidiary of the Purchaser, the Parent or Borden or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares.

    (b) The information set forth in the Introduction and Section 11 ("The Merger Agreement; Guarantee") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 11 of the Offer to Purchase, neither the Purchaser, the Parent nor Borden nor, to the best knowledge of the Purchaser, the Parent and Borden, any of the persons or entities referred to above or any executive officer, director or subsidiary of any of the foregoing has effected any transactions in the Shares during the past sixty days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in Section 9 ("Source and Amount of Funds"),
Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; Guarantee"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 9, 10, 11, 12 and 17 of the Offer to Purchase, none of the Purchaser, the Parent or Borden, nor, to the best knowledge of the Purchaser, the Parent and Borden, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person

                                       3
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with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning the Purchaser, the Parent and Borden") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("The Merger Agreement") and
Section 12 ("Purpose of the Offer; the Merger; Plans for the Company; Rights Agreement") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c)The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)Offer to Purchase dated August 11, 1999.

    (a)(2)Letter of Transmittal.

    (a)(3)Notice of Guaranteed Delivery.

    (a)(4)Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(5)Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(6)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7)Summary Advertisement as published on August 11, 1999.

    (a)(8)Press Release issued by the Parent on August 5, 1999.

    (c)(1)Agreement and Plan of Merger dated as of August 5, 1999 among Ekco Group, Inc., EG Two Acquisition Co. and CCPC Acquisition Corp.

    (c)(2)Borden Guarantee.

    (c)(3)Amendment dated August 10, 1999 to the Agreement and Plan of Merger dated as of August 5, 1999 among Ekco Group, Inc., EG Two Acquisition Co. and CCPC Acquisition Corp.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

                                       4
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.

                                BORDEN, INC.

                                By:  /s/ WILLIAM H. CARTER
                                     -----------------------------------------
                                     NAME: William H. Carter
                                     TITLE: Executive Vice President and
                                           Chief Financial Officer

                                CCPC ACQUISITION CORP.

                                By:  /s/ PHYLLIS R. YEATMAN
                                     -----------------------------------------
                                     NAME: Phyllis R. Yeatman
                                     TITLE: President, Treasurer and Secretary

                                EG TWO ACQUISITION CO.

                                By:  /s/ PHYLLIS R. YEATMAN
                                     -----------------------------------------
                                     NAME: Phyllis R. Yeatman
                                     TITLE: Vice President and Assistant
                                     Treasurer

Date: August 11, 1999

                                       5
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                                 EXHIBIT INDEX

 EXHIBIT                                                                                                        PAGE
   NO.                                               DESCRIPTION                                                 NO.
---------  ------------------------------------------------------------------------------------------------     -----
11(a)(1)   Offer to Purchase, dated August 11, 1999........................................................
11(a)(2)   Letter of Transmittal...........................................................................
11(a)(3)   Notice of Guaranteed Delivery...................................................................
11(a)(4)   Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and
           Nominees........................................................................................
11(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees...
11(a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9...........
11(a)(7)   Summary Advertisement as published on August 11, 1999...........................................
11(a)(8)   Press Release issued by the Parent on August 5, 1999............................................
11(c)(1)   Agreement and Plan of Merger dated as of August 5, 1999 among EKCO Group, Inc., EG Two
           Acquisition Co. and CCPC Acquisition Corp.......................................................
11(c)(2)   Borden Guarantee................................................................................
11(c)(3)   Amendment dated August 10, 1999 to the Agreement and Plan of Merger dated as of August 5, 1999 among Ekco Group, Inc., EG Two Acquistion Co. and CCPC Acquisition Corp.........................

                                       6